Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved as of today, August 2, 2021, the payment of interest on capital to stockholders in the amount of R$ 0.10384 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.088264 per share, except for the corporate stockholders who are able to prove that they are immune to or exempt from such withholding, with calculation based on the final stockholding position recorded on August 13, 2021, and shares traded “ex-rights” as from August 16, 2021. Such payment will be made on August 26, 2021, as well as the payment of interest on capital already declared in 2021, under the terms specified below, resulting in the payment of the total amount of R$ 2,159 millions to be distributed net of taxes. Date of declaration Date of stockholding position Net amount per share 03.16.2021 03.25.2021 R$ 0.043044 04.16.2021 04.27.2021 R$ 0.048008 05.13.2021 05.24.2021 R$ 0.041429 08.02.2021 08.13.2021 R$ 0.088264 TOTAL NET AMOUNT PER SHARE R$ 0.220745 If you have any questions, please click on www.itau.com.br/relacoes-com-investidores as follows: Contact IR > IR Services. São Paulo (State of São Paulo), August 2, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.